April 19, 2019

James Archer
President and Chief Executive Officer
Target Hospitality Corp.
2170 Buckthorne Place
Suite 440
The Woodlands, TX 77380-1775

       Re: Target Hospitality Corp.
           Registration Statement on Form S-3
           Filed April 10, 2019
           File No. 333-230795

Dear Mr. Archer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    William F. Schwitter, Esq.